FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO
M5S 2B4
CANADA
Tel. 416-960-9500
Fax. 416-960-5333

September 25, 2008

Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Ms. LaMothe:

Re: Your letter dated September 10, 2008 regarding FirstService Corporation
Form 40-F as of March 31, 2008
File No. 0-24762

This letter provides responses to the comments in the above-referenced letter.  Our responses are keyed to that letter.

Form 40-F for the year ended March 31, 2008
Exhibit 1

1.
Comment:  We note that on page 19 of Exhibit 1, you provide a bulleted list of risk factors.  In future filings please expand the disclosure under each of these bullets to explain the risks or advise us why this disclosure is not required under Canadian law.  See General Instruction B.1. to the Form 40-F.

Response:  Under Canadian law, risk factor disclosure is prescribed in National Instrument 51-102F2 Continuous Disclosure Obligations – Annual Information Form, section 5.2, and requires the following:

“5.2 Risk Factors. Disclose risk factors relating to your company and its business, such as cash flow and liquidity problems, if any, experience of management, the general risks inherent in the business carried on by your company, environmental and health risks, reliance on key personnel, regulatory constraints, economic or political conditions and financial history and any other matter that would be most likely to influence an investor’s decision to purchase securities of your company. If there is a risk that securityholders of your company may become liable to make an additional contribution beyond the price of the security, disclose that risk.”

The form or level of detail that risk factor disclosure must take is not stipulated.  However, in future filings we will expand our risk factor disclosures to explain the risks.

Exhibit 2
Financial Statements and Notes
Consolidated Statements of Cash Flows, page 8

2.
Comment:  Please tell us how your reconciliation of net earnings from continuing operations to cash flows provided by operating activities complies with paragraphs 28 and 29 of SFAS 95 which requires companies to reconcile from net income.

Response:  We will, in future filings, revise the presentation of our consolidated statement of cash flows to ensure that it complies with paragraphs 28 and 29 of SFAS 95.  The revised disclosure will entail the addition of two lines to the top of the Operating Activities section as follows:

Net earnings
Less: net earnings from discontinued operations

Note 4 - Dispositions, page 18

3.
Comment:  We note from the information on page 18 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached.  Please tell us what the company’s accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation.

Response:  The comment raised by the Staff makes specific reference to the disclosure provided in note 4 of our consolidated financial statements, which states:

“In connection with the sale of mortgages, the Company is obligated to cure or repurchase any mortgage sold that has a breach or defect related to the origination and underwriting process.  As of March 31, 2008, the Company was unable to develop an estimate of the maximum potential of future payments under this obligation because the company is not aware of any such breaches or defects.”

Our accounting policy is to utilize the guidance of FIN 45 to determine the provision for loss with respect to the obligation to cure or repurchase such mortgages.  The initial recognition and measurement were made in accordance with paragraph 9(b) of FIN 45, which requires that the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value.  We look to paragraph 13 of FIN 45 for disclosure guidance.

This type of guarantee is a standard term in agreements to sell mortgages, and is designed to protect a buyer from clerical and administrative errors made by the originator during the origination and underwriting process.  In developing our estimate of the fair value of the guarantee, we considered what premium would be required by the guarantor to issue the same guarantee in a standalone arm’s length transaction with an unrelated party.  We also assessed the fair value of the potential obligation under this guarantee based on the present value of expected cash flows and concluded that the fair value was nominal.

Note 13 - Stock-based Compensation
Subsidiary Stock Option and Appreciation Plans, page 25

4.
Comment:  We note that your stock appreciation awards are measured based on the intrinsic value.  While observable market prices should be used as the basis for the fair value measurement of equity, per paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the intrinsic value and the time value of the award.  Please clarify how your valuation methodologies include this concept.  Also refer to paragraphs B136-B139 of SFAS 123R.

Response:  The awards referred to in the Staff’s comment relate to compensation arrangements within our subsidiaries which are not within the scope of SFAS 123(R) as described below.

Under the value appreciation plans, subsidiary employees are compensated if the “notional value” of the subsidiary increases.  The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount.  The calculation is designed to motivate and reward employees to grow earnings and repay indebtedness and is not measured by or linked to the growth in fair value of the subsidiary’s stock.  The intrinsic value recorded for accounting purposes is calculated as described above.

The value appreciation plans are not linked to the fair value of FirstService Corporation shares nor are they tied to the equity value of our subsidiaries.  Furthermore, the value appreciation plans are settled in cash, with no provisions for settlement in stock.  As a result, the subsidiary value appreciation plans are not within the scope of SFAS 123(R), defined in paragraph 4 of that standard.

These awards are referred to as “Stock value appreciation plans” in our disclosures.  In order to improve the clarity of our reporting and eliminate confusion, we intend to make to following disclosure changes in future filings: (i) we will refer to these items as “Notional value appreciation plans - subsidiaries” and (ii) we will describe the nature of the awards as follows:

Subsidiary employees are compensated if the “notional value” of the subsidiary increases.  The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount.  The calculation is designed to motivate and reward employees to grow earnings and repay indebtedness and is not measured by or linked to the growth in fair value of the subsidiary’s stock.

Note 18 - Commitments and Contingencies
Minority Shareholder Agreements, page 30

5.
Comment:  Your disclosure indicates that the total obligation if all call or put options were exercised as of March 31, 2008 was approximately $233 million.  Please tell us how many shares would be issued if the purchase price was paid in shares and tell us what consideration you gave to disclosing this information.  Reference is made to paragraph 27 of SFAS 150.

Response:  At the time we adopted SFAS 150, we concluded that the minority shareholder put/call arrangements have the following characteristics:
•	The put/call arrangements are embedded in our shareholders’ agreements with our minority shareholders.
•	The puts and calls are not legally detachable or separately exercisable.

As a result, the put/call arrangements were determined not to be freestanding financial instruments, and therefore not within the scope of SFAS 150.  As such, it was not necessary for us to consider the disclosures required in paragraph 27 of SFAS 150.

In response to the Staff’s comment, we supplementally inform the Staff that the approximate number of Subordinate Voting Shares that would have been issued if the full purchase price were paid in shares is 10.8 million as of March 31, 2008.  Under its charter, the Company is authorized to issue an unlimited number of Subordinate Voting Shares.

Exhibit 3
Management’s annual report on internal control over financial reporting, page 14

6.
Comment:  We note that your report within Exhibit 3 lacks some of the required disclosures that you included in your report on pages 2 and 3 of the Form 40-F, including reference to auditor attestation and the exclusion of Field Asset Services, Inc. and other individually insignificant entities acquired from your assessment.  Please confirm in future filings the reports will be consistent.

Response:  We confirm that in future filings, the reports will be consistent.

We hope that this response is satisfactory as the Staff work towards the completion of its review.  If the Staff requires any further information, please contact us.

In connection with this response, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John B. Friedrichsen

John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation